UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Reitar Announces Results of Extraordinary General Meeting

Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at 9:00 p.m. Hong Kong Time/9:00 a.m. Eastern Time on September 3, 2026. At the Extraordinary General Meeting, the shareholders of the Company adopted the following resolutions:

●	as an ordinary resolution THAT, with immediate effect:

(a)	every twenty five (25) issued and unissued class A ordinary shares of a par value US$0.00000005 each (the “Existing Class A Shares”) be consolidated into one (1) class A ordinary share of a par value US$0.00000125 (the “Consolidated Class A Shares”), where such Consolidated Class A Shares shall rank pari passu in all respects with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class A Shares as set out in the third amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on 16 April 2024 (the “Current Memorandum and Articles”);

(b)	every twenty five (25) issued and unissued class B ordinary shares of a par value US$0.00000005 each (the “Existing Class B Shares”) be consolidated into one (1) class B ordinary share of a par value US$0.00000125 (the “Consolidated Class B Shares”), where such Consolidated Class B Shares shall rank pari passu in all respects with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class B Shares as set out in the third amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on 16 April 2024; and

(c)	all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number,

(collectively, the “Share Consolidation”)

such that the authorised share capital of the Company shall become US$50,000 divided into 36,000,000,000 class A ordinary shares of a par value US$0.00000125 each and 4,000,000,000 class B ordinary shares of a par value US$0.00000125 each.

●	as a special resolution THAT the fourth amended and restated memorandum and articles of association of the Company reflecting the consequential amendments relating to the Share Consolidation, in substantially the form attached hereto as Exhibit 3.1 be approved and adopted with immediate effect upon the effectiveness of the Share Consolidation.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: September 4, 2026

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